STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION FORM 51-101F1

Adira Energy Ltd., through its wholly-owned subsidiary Adira Energy Israel Ltd. (individually and collectively, as the context requires, “Adira” or the “Company”), is in the business of exploring for oil and natural gas and the development and exploitation of any significant reserves that are found. The Company holds two petroleum licenses in the State of Israel. As of the December 31, 2013, the Company has not discovered any oil and gas reserves and therefore has no related future net review.

Date of Statement

The date of this Statement of Reserve Data and other Oil and Gas Information (the “Statement”) is April 30, 2014. The effective date of the information provided in this Statement is December 31, 2013 (the “Effective Date”). The preparation date of the information provided in this Statement is April 29, 2014. Unless otherwise stated, the information provided in this Statement is current as of the Effective Date.

Independent Reports

The Company has obtained an independent report (the “Gabriella Report”), effective March 1, 2012, for the Gabriella License (as defined below). The Gabriella Report was prepared by Netherland, Sewell & Associates, Inc. (“Netherland, Sewell”) in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

The Company has also obtained an independent report (the “Yitzhak Report”), effective March 1, 2012, for the Yitzhak License (as defined below). The Yitzhak Report was prepared by Netherland, Sewell in accordance with NI 51-101.

Prospective Resources

“Prospective resources” are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity. Prospective resources have both an associated chance of discovery (geological chance of success) and a chance of development (economic, regulatory, market, facility, corporate commitment or political risks). The chance of commerciality is the product of these two risk components. The prospective resource estimates referred to herein have not been risked for either the chance of discovery or the chance of development. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. The Low Estimate represents the P90 values from the probabilistic analysis (i.e. the value is greater than or equal to the P90 value 90% of the time), while the Best Estimate represents the P50 values and the High Estimate represents the P10.

Actual resources may be greater or less than those calculated. Statements relating to resources are deemed to be forward-looking statements, as they involve the implied assessment that the resources described exist in the quantities predicted or estimated. This assessment is based on a number of assumptions, such as geological, technological and engineering estimates, and is subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in the estimates. These uncertainties and risks include, but are not limited to: (1) the fact that there is no certainty that the zones of interest will exist to the extent estimated or that the zones will be found to have oil and/or natural gas with characteristics that meet or exceed the minimum criteria to make it commercially recoverable to the extent estimated; (2) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (3) potential liabilities for pollution or hazards against which the company cannot adequately insure or which the company may elect not to insure; (4) contingencies affecting the classification as reserves versus resources which relate to the following issues as detailed in the Canadian Oil and Gas Evaluation Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements; and (5) other factors beyond the Company’s control.

Oil and Gas Properties

ISRAEL

The oil and gas interests of the Company, being License No. 378 (the “Gabriella License”) and License No. 380 (the “Yitzhak License” and together with the Gabriella License, the “Licenses”) are located offshore Israel.

The Company has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera offshore petroleum license (the “Yam Hadera License”). The Company also has options (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel (together, the “Myra and Sara Licenses”). The Company does not currently consider the Myra and Sara Option to be material to its operations.

As discussed below, during the year ended December 31, 2013, the Company relinquished its interest in the Samuel License No. 288 (the “Samuel License”).

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers) and is approximately 10 kilometers offshore Israel between Netanya and Ashdod. The Gabriella License was issued to the Company on July 15, 2009 for an initial three year exploration period, subject to renewal for an additional period of four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease maybe granted if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On October 16, 2013, the Company received an extension of the expiration of the Gabriella License from the Ministry of Energy and Water of the State of Israel (the “Ministry”) until September 1, 2014, with a corresponding extension of certain milestones.

The following table sets out the work program that must be completed in order to maintain the Gabriella License:

Gabriella Work Program	Milestone Dates
1. Submit to the Ministry a request for approval of a new operator	February 28, 2014
2. Execute a contract with a drilling contractor	April 30, 2104
3. Complete an Antisotricpic PSDM and coherent sub surface model	July 31, 2014
4. Spud the first well	August 31, 2014

As of the date hereof, the Company has missed one milestone – namely, it has not submitted a request to the Ministry for the approval of a new operator that complies with Ministry regulations; the request was required to be submitted no later than February 28, 2014.

In January 2010, the Company entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) to transfer 70% of its participating interests in the Gabriella License to MELP (the “Gabriella 2010 Agreement”). In January 2010, a subsidiary of Brownstone Energy Inc. (“Brownstone”) exercised its option to purchase 15% of the participating interests in the Gabriella License. To date, Brownstone’s interest in the Gabriella License has not been registered with the Ministry; however Adira Israel holds Brownstone’s 15% interest in trust on behalf of Brownstone pursuant to an agreement dated July 7, 2011. As of the date hereof, the Company holds a 15% participating interest in the Gabriella License, MELP holds a 70% interest, and Brownstone holds a 15% interest.

The operations on the Gabriella License, and the relationship of the Gabriella License participants, are governed by a joint operating agreement (the “Gabriella JOA”). Pursuant to the Gabriella JOA, the Company is the operator of the Gabriella License. In connection with the extension of the Gabriella License, the Company has agreed to resign as the operator of the Gabriella License. The Gabriella License participants had until February 28, 2014, to name an alternative operator for Ministry approval, but, as discussed above, had missed this deadline.

Between July 2012 and January 2013, the Company, MELP and Brownstone entered into various agreements for the purpose of drilling the first exploration well on the Gabriella License. The drilling, however, was not accomplished and the Company and MELP similarly alleged that the other was in default of various obligations under the Gabriella JOA and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, the Company, in its capacity as operator of the Gabriella License, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the “Settlement Agreement Effective Date”), the Company entered into a settlement and release agreement (the “Settlement Agreement”) with MELP and Brownstone to resolve the foregoing disputes and the related suspension of operations on the Gabriella License. Pursuant to the Settlement Agreement, the Gabriella License participants have agreed to waive and release each other from any claims and demands that they may have against each other with respect to the Gabriella License. The Settlement Agreement further provides that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well (the “Settlement Costs”). In the event that the Company did not pay its share of the Settlement Costs, at MELP’s request, the Company may be required to withdraw from the Gabriella JOA and assign its participating interest in the Gabriella License to the remaining Gabriella License participants. To date, the Company has not paid its share of the Settlement Costs. Although MELP has yet to make the forgoing request, the Company remains at risk of being required to withdraw from the Gabriella License.

The most recent estimations of prospective resources related to the Gabriella License, based on the Gabriella Report, on a gross (100%) unrisked basis is 110.1 million barrels of contingent oil (2C Best Estimate), 110.1 billion cubic feet of contingent gas (2C Best Estimate), 209.3 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 257.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Miocene prospective reservoir, 174.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 5.7 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir, 7.0 million barrels of prospective condensate (P50 Best Estimate) on the Miocene prospective reservoir and 4.7 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore and is contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest) for an initial three year exploration period and may be renewed upon fulfillment of certain conditions for an additional four year period plus an additional 2 year renewal option in the case of a reserve discovery. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Company has received an extension of the expiration of the Yitzhak License from the Ministry until October 15, 2014, with a corresponding extension of certain milestones.

This table sets out the work program that must be completed to maintain the Yitzhak License:

Yitzhak Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	September 30, 2014

On January 9, 2012, the Company received approval from the Petroleum Commissioner of Israel (the “Commissioner”) to farm-out a 5% carried working interest to AGR Group ASA (“AGR”) and a 20% working interest (subject to dilution explained below) to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). In accordance with the Ellomay Farm-Out Agreement (as defined below), Ellomay has since transferred half of its working interest (being 10%) back to the Company for no cost. Following this transfer, the Company has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest. The new holdings have not yet been approved by the Commissioner.

The farm-out agreement between the Company and AGR, dated November 29, 2011 (the “AGR Farm-Out Agreement”), provides, among other things, that: (a) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of the Company as “co-operator” which is a construction of private contract; and (b) AGR will be appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR. The Company also executed a farm-out agreement with Ellomay, dated November 29, 2011 (the “Ellomay Farm-Out Agreement”), which provides the terms by which the company assigned a percentage of its interest in the Yitzhak License to Ellomay.

The Company, Brownstone, AGR and Ellomay signed a joint operating agreement on September 11, 2012, to regulate their commercial relationship in respect of the Yitzhak License (the “Yitzhak JOA”). The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

On June 13, 2012, the Company granted to MELP an option (“MELP Yitzhak Option”) to purchase from the Company a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). The MELP Yitzhak Option may be exercised until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse the Company for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to the Company an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner.

The most recent estimations of prospective resources related to the Yitzhak License, based on the Yitzhak Report, on a gross (100%) unrisked basis is 79.1 million barrels of prospective oil (P50 Best Estimate) on the Jurassic prospective reservoir, 79.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Jurassic prospective reservoir, 457.4 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 486.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 12.4 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir and 13.2 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir.

Samuel License

The Samuel License covered 88,708 acres (361 sq. km) and was located approximately 17 km offshore Israel. The Samuel License was issued on August 1, 2010 to Adira Geo Global Ltd. (“Adira GeoGlobal”) (30% interest), Geo Global Resources (India) Inc. (“GGRI”) (30% interest), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (10% interest) and Brownstone (6.75% interest).

As a result of challenging markets and difficulty in raising significant funds to drill multi well programs, the Company, through its subsidiaries Adira GeoGlobal and Adira Oil, relinquished the Samuel License back to the State of Israel. Adira Geo Global, as the former operator of the Samuel License, notified the Ministry of its surrender on October 14, 2013, pursuant to the Israeli Petroleum Law, and received final confirmation from the Ministry approving the surrender of the Samuel License on October 15, 2013. Adira GeoGlobal is owned 60% by the Company and 40% by GGRI.

Yam Hadera Option

The Company has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

Myra and Sara Option

The Company has an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra License and the Sara License (collectively, the “Myra and Sara Licenses”). The Myra and Sara Licenses are located offshore Israel approximately 40 km west of the City of Hadera. These license areas total 800 sq. km. The Company currently ascribes no value to the Myra and Sara Licenses and as such does not consider the Myra and Sara Options to be material to its operations.

Significant Factors or Uncertainties

Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures by the Company will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the increasing demand for drilling rigs, supplies and services; the inherent uncertainties of drilling in unknown formations; the costs associated with encountering various drilling conditions such as over pressured zones; tools lost in the hole; changes in joint venture participants, farm-ins and joint venture partners; and changes in drilling plans.

Oil and gas prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Company. World prices for oil and gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil and gas prices, leading to a reduction in the value of the Company’s reserves, if any are found in the future. The Company may also elect not to produce from certain wells at lower prices.

The Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or if debt or equity financing is available, that it will be on terms acceptable to the Company.

The Company actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other natural gas and oil companies, many of which have significantly greater financial resources than the Company. Competitors include major integrated natural gas and oil companies and numerous other independent natural gas and oil companies and individual producers and operators.

To the extent that the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.

On February 16, 2014, the Ministry published new guidelines (the “Guidelines”) in respect of security guarantee payments (“Security Deposit”) for all offshore licenses that require each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. On March 27, 2014, the Ministry announced that it has extended the deadline for the Security Deposit until May 15, 2014. As of the date hereof, the Company does not have sufficient funds to make its pro-rate share of the Security Deposit. The Company is currently examining the consequences of the Guidelines on its operations, including the possibility of taking legal action. However, should the consortium on each of the Licenses not meet these requirements, the Ministry will view this as a failure to meet a license milestone and will have the right to terminate the Licenses.

As described above, to date, the Company has not paid its share of Settlement Costs under the Settlement Agreement. As such, pursuant to the Settlement Agreement, at MELP’s request, the Company may be required to withdraw from the Gabriella JOA and assign its participating interest in the Gabriella License to the remaining Gabriella License participants (see “Gabriella License” above).

As discussed above, the Company has missed one Ministry milestone on the Gabriella License – namely, it has not submitted a request to the Ministry for the approval of a new operator that complies with Ministry regulations; the request was required to be submitted no later than February 28, 2014. If the

Ministry does not provide a further extension or another form of relief from this Milestone, it could begin a process to retract the Gabriella License from the Company (see “Gabriella License” above).

For a complete discussion on significant factors and uncertainties that may affect the development of the Licenses, please refer to the Company’s Annual Information Form (Form 20-F) dated April 30, 2014, filed on www.sedar.com.

Properties with No Attributed Reserves

The following table sets out the Company’s land position with no attributed reserves as of the Effective Date.

Property (License)	Location	Undeveloped Acreage		Developed Acreage
		Gross(1)	Net(2)	Gross(1)	Net(2)
Gabriella	Israel, Offshore	97,000	14,550(3)	0	0
Yitzhak	Israel, Offshore	31,555	22,088(4)	0	0
Samuel	Israel, Offshore	88,708	33,931(5)	0	0
Yam Hadera	Israel, Offshore	98,842	0	0	0
Myra	Israel, Offshore	97,853	0	0	0
Sara	Israel, Offshore	99,830	0	0	0

Notes:

(1)	“Gross” means the total number of acres in which the Company has a working interest or a right to earn an interest.
(2)	“Net” means the sum of the products obtained by multiplying the number of gross acres by the Company’s percentage working interest therein.
(3)	The Company has a 15% working interest in the Gabriella License.
(4)	The Company has a 70% working interest in the Yizhak License.
(5)	The Company held a 41.25% working interest in the Samuel License.

Tax Horizon

The Company does not currently earn significant revenues, and therefore, has incurred tax losses since inception. The Company pays an insignificant amount of income tax within an Israeli subsidiary.

Costs Incurred

The following table summarizes the estimated capital expenditures made by the Company on the Licenses, and their related properties, for the most recent fiscal year ended December 31, 2013.

Property (License)	Location	Property (License) Acquisition Costs (US$, in thousands)	Exploration Costs (US$, in thousands)	Development Costs (US$, in thousands)
Gabriella	Israel, Offshore	7	4,230	-
Yitzhak	Israel, Offshore	7	-	-
Samuel	Israel, Offshore	7	-	-
Yam Hadera	Israel, Offshore	-	-	-

Myra	Israel, Offshore	-	-	-
Sara	Israel, Offshore	-	-	-

Exploration and Development Activities

No drilling activities were undertaken by the Company during the year ended December 31, 2013.

Details of current exploration activities and plans on the exploration of the assets held by the Company are set out above under the section Oil and Gas Properties.

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